TIGA ACQUISITION CORP.
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore 049315

October 31, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Kyle Wiley
Mitchell Austin
Laura Veator
Stephen Krikorian

RE:	Tiga Acquisition Corp. Registration Statement on Form S-4 File No. 333-264902

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiga Acquisition Corp. hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-264902) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Eastern Time on November 1, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rod Miller of Milbank LLP at (212) 530-5022 and that such effectiveness also be confirmed in writing.

Very truly yours,
Tiga Acquisition Corp.

By:	/s/ Raymond G. Zage III
Name: Raymond G. Zage III
Title: Chief Executive Officer

cc:	Rod Miller, Milbank LLP David H. Zemans, Milbank LLP Bill Shafton, Grindr Group LLC Gary Hsueh, Grindr Group LLC Garth Osterman, Cooley LLP David Peinsipp, Cooley LLP